

February 16, 2011

Mr. Peter H. Cheesbrough
Chief Financial Officer
CIBER, Inc.
6363 South Fiddler's Green Circle, Suite 1400
Greenwood Village, CO 80111

   Re: **CIBER, Inc.**
     Form 10-K for the Fiscal Year ended December 31, 2009
     Filed March 4, 2010
     File No. 001-13103

Dear Mr. Cheesbrough:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

       Sincerely,

       Stephen Krikorian
       Accounting Branch Chief